Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”) Suite 720, 999 West Broadway Vancouver, British Columbia, Canada V5Z 1K5

Item 2:	Date of Material Change

August 1, 2016.

Item 3:	News Release

A news release announcing the material change was issued on August 1, 2016 through Canada NewsWire and a copy was filed on SEDAR on August 1, 2016.

Item 4:	Summary of Material Change

ESSA announced that Peter Virsik had been appointed as the Company’s Executive Vice President & Chief Operating Officer.
Item 5:	Full Description of Material Change

5.1	Full Description of Material Change

ESSA announced that Peter Virsik had been appointed as the Company’s Executive Vice President & Chief Operating Officer. Mr. Virsik will be responsible for leading ESSA’s overall business development and corporate strategy as the Company further advances its clinical development plan for the novel prostate cancer therapeutic EPI-506. Mr. Virsik is a biopharmaceutical executive with over 20 years’ experience in corporate development, new product planning, licensing and alliance management with global pharmaceutical organizations.
5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:	Date of Report
August 8, 2016.